(Celgene Corporation letterhead)

Via Edgar

June 21, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

File Number 001-34912

Dear Mr. Rosenberg:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Mr. Peter N. Kellogg, Executive Vice President and Chief Financial Officer of Celgene, dated June 2, 2016 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).  We have reproduced the Staff’s comment and our response follows the comment.

SEC Comment:

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 19:  Geographic and Product Information, page 116

1.                    We acknowledge your response to prior comment 4.  Please address the following additional items:

•                  Clarify for us your reporting structure by explaining why your global Research & Development function reports to your CEO when your Clinical Research & Development Operations appears to be a part of global Corporate Operations that reports to your COO.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

•                  Explain to us more specifically your process to develop operating budgets by function and who approves those budgets.

•                  Clarify for us what profitability reporting for your two franchises and your commercial organizations is available to your Executive Committee and/or your CEO.  In this regard;

•                  Tell us specifically what income statement components are presented on these reports.

•                  Explain to us why you apparently believe that gross profit and commercial contribution levels are insufficient to meet the definition of an operating segment in ASC 280-10-50-1b when there is no requirement that financial information be fully costed; and

•                  Explain to us why the CEO is provided this information since you state it is not used to assess business performance or to make decisions about resource allocations.

•                  Explain why the fact that a portion of your incentive compensation paid to employees of your two franchises and your commercial organizations based on levels of contribution margin is not indicative that these functional areas are separate operating segments.

Celgene Corporation Response:

General

Our Chief Executive Officer (“CEO”) assesses performance and allocates resources using consolidated financial information only. The processes for reviewing and approving the budget, the long-term financial plan, forecast updates and actual results by the CEO and the senior management team (“Executive Committee”) as well as the Board of Directors (the “Board”) include consideration of consolidated financial information only. Our annual budget is approved by the Board based upon a summary presentation that includes only consolidated projected financial results. On a bi-weekly basis the Executive Committee chaired by our CEO receives Financial Forecast Update presentations containing only consolidated financial information to assess performance and refine the allocation of resources on a real-time basis to the extent such adjustments are within the budgetary authority granted to him by the Board. Additionally, the CEO and the Executive Committee receive quarterly financial presentations to review and assess performance, which primarily include consolidated financial data, but also include limited disaggregated financial data, as discussed more fully below. Only consolidated financial information contained in the quarterly financial presentations is provided to the Board for its review and assessment of performance. Further, under our incentive compensation plans, the heads of our global franchises are compensated based only on consolidated financial measures and certain non-financial goals. For these reasons and those set forth more fully below, we do not believe that any component of our business meets the definition of an operating segment as defined in ASC 280.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

Reporting structure

Our Global Research & Development function is strategic in nature and is focused on our discovery and development strategies across all therapeutic areas. This function reports directly to our CEO to ensure that we invest appropriately in the right discovery, research and early development areas and we believe this model also improves our ability to deliver scientific innovation well into the future. The focus of this function is on scientific discoveries and their practical applications rather than operational efficiencies. Since this function is crucial in determining our long-term global strategy, it requires direct oversight by our CEO.

The purpose of our Clinical Research & Development Operations function is to consistently and efficiently execute clinical trials and provide associated data analysis of such clinical trials to various internal stakeholders. Disaggregating the traditional research and development organization by having clinical operations report to the Chief Operating Officer (“COO”) and running it as a shared service that prioritizes its activities in line with the overall strategic goals of the company allows us to manage a pool of resources across projects to best support the overall portfolio. With a focus on the consistent and efficient execution of clinical trials across all therapeutic areas, this function is a natural fit within the COO’s organization, which is responsible for enhancing operational excellence across all functional areas.

To summarize, our CEO manages resources at the global corporate level and it is the consolidated financial performance that allows him to decide the appropriate level of resources available and how to best employ them. He makes these high-level trade-off decisions based on the total consolidated financial results and allocates resources across functions, therapeutic areas, regional commercial organizations and research and development projects in line with the company’s overarching long-term strategic goals. As such, total overall financial performance is the most relevant to that decision-making process.

Process for developing operating budgets

Operating budgets are developed through a bottom-up process whereby each cost center owner submits a detailed headcount, capital and expense budget request. The level of our budget owners varies among our functional groups but is most often a member of our Executive Committee or one management level below. After detailed expense budgets have been submitted, our Corporate Financial Planning & Analysis group (“Corporate FP&A”) compiles the results and compares the consolidated results to expected ranges and then advises the Chief Financial Officer of the results and works with budget/cost center owners to make revisions as necessary. After the completion of any budget revisions, Corporate FP&A prepares a budget summary presentation that is reviewed by the Executive Committee (chaired by the CEO) and then the overall budget is presented to the Board for final approval. The budget summary presentation only includes

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

consolidated income statement line items consistent with our externally published results, including adjusted earnings per share, as well as net product sales trends and headcount by budget owner and does not include profitability measures specific to therapeutic areas such as profit and loss statements, gross margins or contribution margins.

Profitability reporting - Reports

Our CEO receives a number of financial reports and presentations for different purposes with varying timing and content. The Financial Forecast Update presentations and Quarterly Finance Review presentations described below, which present actual, forecast and budget line items, are reviewed by our CEO with members of the Executive Committee to assess performance and allocate resources.

Financial Forecast Update presentations are provided to the CEO and Executive Committee on a biweekly basis and include updated forecasted results on a consolidated basis only for the current quarter and, if applicable, for the full year to assess performance and refine the allocation of resources on a real-time basis to the extent such adjustments are within the budgetary authority granted to the CEO by the Board. These bi-weekly meetings are the forum for business management and resource allocation decisions throughout the year.

Quarterly Finance Review presentations are provided to the CEO and Executive Committee and then certain consolidated financial information elements of the Quarterly Finance Review presentations are provided to the Board at their regularly scheduled meetings where quarterly financial results are reviewed. The Quarterly Finance Review presentations include the most recent forecast for the current quarter and fiscal year on a consolidated basis. The appendices for such presentations (which are not provided to the Board) have included financial information for our global therapeutic areas and regional commercial organizations. However, we do not believe that the information included in these appendices for our global therapeutic areas and regional commercial organizations is sufficient to qualify any component of our business as an operating segment due to its inherent limitations, as discussed below.

Subsequent to our quarterly earnings announcement, the Celgene Management Report is distributed to an audience that includes several functional group leaders and our Executive Committee. Our CEO receives a courtesy copy, but is not involved in its preparation and there are no formal discussions regarding its content. In addition to the consolidated income statements and sales analyses, the Celgene Management Report also includes financial information for each franchise. However, we do not believe that the information included in the Celgene Management Report for our global franchises and regional commercial organizations is sufficient to qualify any component of our business as an operating segment due to its inherent limitations, as discussed below. The Celgene Management Report is not presented to the Board.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

Profitability reporting - Components

Whenever included, the franchise income statement information is presented in a grid format and a large portion of expenses for key line items such as Research and Development and General and Administrative remain in the “corporate” or “other” columns, with only a fraction of such expenses allocated to the franchises. While the franchise income statement grid includes many of the income statement captions that we present on our consolidated income statements, such as: net product sales by product; other revenue items; total net revenue; cost of goods sold; gross profit; commercial (selling) expense; research and development expense; general and administrative expense; net operating income and net operating income margin, these items are primarily for informational purposes, and due to their incompleteness are not used by our CEO for resource allocation or assessment of the performance of our business.

Significant line items contained in the report relating to our therapeutic areas such as Research and Development and General and Administrative are lacking appropriate expense allocations that would be necessary for any assessment of performance on a stand-alone basis and therefore assessment of performance is not performed on a stand-alone basis. For example, in order to generate new novel therapies, Celgene is highly dependent on research and development activities with such expenses approximating 40 percent of net sales on a consolidated basis. Additionally, general and administrative expenses approximate 10 percent of net sales on a consolidated basis. This presentation of data omits a significant portion of these expenses on a therapeutic area basis, which limits the informational value of this disaggregated data. All recipients of such analyses are aware of the data capture and allocation limitations which progressively erode the accuracy and usefulness of the franchise income statement components listed above from net product sales down to net operating income. We would need to sufficiently track and allocate to the franchises these additional expenses in order for this information to be potentially useful in understanding business performance and in allocating resources.

The franchise income statement information is considered ancillary information and is therefore not presented to the Board or prominently presented in any analysis provided to our CEO or the Executive Committee. The processes for reviewing the budget, the long-term financial plan, forecast updates and actual results by the Executive Committee and the Board include consideration of consolidated financial information only.

Profitability reporting — Gross Profit/Commercial Contribution

We do not believe that the gross profit and commercial contribution information available for our global franchises and regional commercial organizations is sufficient to qualify any component of our business as an operating segment due to the limited usefulness of such information in making decisions about our business. Celgene is highly dependent on research and development activities, much of which takes place far in advance of any

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

sales for a developed product and further allocation of the expenses related to such activities would be necessary for any assessment of performance on a stand-alone basis. By the time a product is approved and generates revenue, the cost of goods sold for that product represents a small portion of the selling price. With a gross margin of approximately 95 percent of net sales, this metric provides only limited usefulness in assessing the performance of our business beyond the information available in the presentation of net sales by product. Commercial contribution is defined by Celgene as gross margin less commercial (selling) expense. With a commercial contribution of approximately 80 percent of net sales, this metric is also of limited usefulness in assessing the performance of our business or any component thereof or for allocating resources due to exclusion of significant expense items that are critical to the success of our business such as research and development expenses (including Clinical Research & Development Operations), as well as expenses for other global organizations, including Technical Operations and Manufacturing, Legal, Human Resources, Finance, Information Technology, Compliance, and Corporate Affairs/Market Access.

Profitability reporting — Reason Provided and Summary

In summary, although certain quarterly financial presentations do include limited financial information for our global therapeutic areas and regional commercial organizations as supplemental information, due to the limitations referenced above, this information is not utilized by the CEO or the Board in connection with the ongoing actionable management discussions of performance, the ongoing discussions of performance with the Board, the outlook and approval of budgets by the Board for the coming year, and the long range evaluation of our priorities and strategic alternatives discussed with the Board, each of which are accomplished with a complete consolidated company view. Such supplemental financial information for our global therapeutic areas and regional commercial organizations is provided to the CEO to provide him additional, although limited, information and color regarding the commercial performance of the company similar to store-level profitability in the retail sector. Such information lacks the detail necessary for this information to be potentially useful to assess our business performance or allocate resources since such decisions are made on a compound-by-compound, indication-by-indication basis depending on the science, unmet medical need, global clinical trial results and potential global market opportunities.

Incentive compensation

Under our incentive compensation plans, the heads of our global franchises are compensated based only on consolidated Celgene financial results. As discussed above, we have a commercial contribution margin of approximately 80 percent of net sales limiting its usefulness in assessing the performance of our business or any component thereof or for allocating resources due to the exclusion of significant expense items, such as research and development expenses. It is however a useful measure to evaluate the performance of a commercial organization and is used by certain therapeutic area and

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

regional commercial organizations as such, similar to store-level profitability in the retail sector. Our use of commercial contribution margin as an incentive target is not widespread or consistent through either therapeutic area or the various regional commercial organizations. Incentive compensation goals for employees of our therapeutic areas and commercial organizations are composed of both local financial and non-financial goals which are then considered together with corporate-wide and individual goals to determine the ultimate achievement level for any particular employee. Local incentive compensation goals for employees in the therapeutic areas and regional commercial organizations are determined by management at varying levels of the organization. For example, country general managers determine the goals for employees in their country and regional leaders determine the goals for the employees who support their region, which goals typically include net product sales. In certain limited instances, those local incentive compensation goals may include the use of the commercial contribution margin of their respective organizations, be it for a therapeutic area or geography. It is important to note that while there may be specific local goals for employees set by their managers, a large portion of every Celgene employee’s goal metrics are set on a consolidated basis where achievement is based on the collective efforts of the entire company.

Considering the non-uniform use of commercial contribution margin at various levels of our therapeutic areas and commercial organizations and the fact that when used, commercial contribution margin is only one goal among many that may be used to determine achievement levels, we do not consider the use of commercial contribution margin in our therapeutic areas to be a significant factor in determining the allocation of resources or assessing performance in our organization. In addition, the commercial contribution margin of different levels of our organization is not part of the operating results that are reviewed by our CEO or the Board.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 21, 2016

* * * * *

In connection with responding to the Comment Letter, we acknowledge that:  (1) We are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9811, and if I am not available, please contact Anthony Guzzo, Celgene’s Vice President, Corporate Controller, at (908) 219-0525.

Very truly yours,

/s/ Peter N. Kellogg

Peter N. Kellogg
Executive Vice President
Chief Financial Officer

cc:  Anthony Guzzo